EXHIBIT 11

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES

Computation of Earnings Per Share

Amounts in millions except per share amounts	Three Months Ended September 30
	2009	2008
BASIC NET EARNINGS PER SHARE
Net earnings from continuing operations	$3,027	$3,115
Preferred dividends, net of tax benefit	50	47

Net earnings from continuing operations available to common shareholders	$2,977	$3,068

Net earnings from discontinued operations	$280	$233

Net earnings	$3,257	$3,301

Basic weighted average common shares outstanding	2,921.1	3,012.4

Basic net earnings per common share - continuing operations	$1.02	$1.02
Basic net earnings per common share - discontinued operations	$0.09	$0.08

Basic net earnings per common share	$1.11	$1.10

DILUTED NET EARNINGS PER SHARE
Diluted net earnings from continuing operations	$3,027	$3,115
Diluted net earnings from discontinued operations	$280	$233

Diluted net earnings	$3,307	$3,348

Basic weighted average common shares outstanding	2,921.1	3,012.4
Add potential effect of:
Conversion of preferred shares	136.2	141.2
Exercise of stock options and other unvested equity awards	52.3	85.9

Diluted weighted average common shares outstanding	3,109.6	3,239.5

Diluted net earnings per common share - continuing operations	$0.97	$0.96
Diluted net earnings per common share - discontinued operations	$0.09	$0.07

Diluted net earnings per common share	$1.06	$1.03